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OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCEL SECURITIES & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CANAL VIEW BLVD, SUITE 204
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH LANZISERA, PRESIDENT 585-424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIEDL ERNST J.
(Name – *if individual, state last, first, middle name*)

331 EAST AVENUE (Address) MACEDON (City) NEW YORK (State) 14502 (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, ERNST J. RIEDL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL SECURITIES & ASSOCIATES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NANCY T. HERENDEEN
NOTARY PUBLIC, State of New York
No. 01HE6056284
Ontario County, New York
Commission Expires March 19, 20 11

Nancy Herendeen
Notary Public

Ernst J Riedl
Signature

CPA
Title

State of New York
County of Wayne
Subscribed and sworn to before me this 18 day of February, 2009
Nancy Herendeen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCEL SECURITIES & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

TABLE OF CONTENTS

ERNST J. RIEDL, CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

I have audited the accompanying statements of financial condition of Excel Securities & Associates, Inc. as of December 31, 2008 and 2007 and the related statements of income, cash flows and changes in equity capital for the years then ended. These financial statements are the responsibility of the firm's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ernst J Riedl

February 15, 2009

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Current Assets:		
Cash	$ 225,217	$ 309,781
Receivables from Brokers and Dealers - Others	40,000	63,960
Total Current Assets	265,217	373,741
Securities Owned (At Market Value):		
Marketable Securities	80,290	69,584
Property, Furniture and Equipment:		
Furniture and Office Equipment	367,205	275,518
Less, Accumulated Depreciation	204,979	173,617
Net	162,226	101,901
Other Assets:		
Rent Deposits	3,766	3,766
Prepaid Expenses	41,647	47,433
Prepaid Income Taxes	6,112	10,040
Shareholder Loan	26,000	26,000
Total Other Assets	77,525	87,239
Total	$ 585,258	$ 632,465
LIABILITIES AND EQUITY CAPITAL		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 141,417	$ 190,178
Total Current Liabilities	141,417	190,178
Deferred Income Tax Liability	24,074	27,860
Total Liabilities	165,491	218,038
Equity Capital:		
Capital Stock	105,823	105,823
Paid in Capital	91,600	91,600
Retained Earnings	222,344	217,004
Total Equity	419,767	414,427
Total	$ 585,258	$ 632,465

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue:		
Commissions on Transactions in Exchange Listed Equity Securities Executed on an Exchange	$ 76,566	$ 324,765
Commissions on Listed Option Transactions	55,216	55,755
All other Securities Commissions	746,767	792,307
Total Securities Commissions	878,549	1,172,827
Revenue From Sale of Investment Company Shares	240,331	494,774
Fees for Account Supervision, Investment Advice and Administration	1,791,595	1,737,711
Gain (Loss) on Firm Securities Investment Accounts	(48,971)	5,256
Other Income	249,529	348,801
Total	3,111,033	3,759,369
Expenses:		
Officer's Compensation	232,000	569,500
Other Employees' Compensation and Benefits	851,391	1,039,981
Commissions Paid to Other Broker Dealers	395,938	1,225,219
Regulatory Fees and Expenses	31,746	31,485
Other Expenses	1,560,560	835,215
Depreciation	31,362	22,241
Total	3,102,997	3,723,641
Net Income Before Income Taxes	8,036	35,728
Income Taxes	2,696	8,552
Net Income	$ 5,340	$ 27,176

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Net Income	$ 5,340	$ 27,176
Non-Cash Expenses or (Income):		
Depreciation and Amortization	31,362	22,241
Net Gains from Securities Owned	0	(5,255)
Deferred Tax Liability	(3,786)	0
Increase or (Decrease) in Cash Resulting from Changes in the following Operational Assets and Liabilities:		
Accounts Receivable	23,960	26,040
Deposits and Prepayments	5,786	9,986
Accounts Payable and Accrued Expenses	(48,761)	(124,541)
Prepaid or Accrued Income Taxes	3,928	2,106
Total	17,829	(42,247)
Cash Flows From Investing Activities:		
(Increase) or Decrease in Securities Owned (Net)	(10,706)	21,049
Purchases of Equipment	(91,687)	(30,871)
Total	(102,393)	(9,822)
Cash Flows From Financing Activities:	0	0
Decrease in Cash	(84,564)	(52,069)
Cash Balance - Beginning of Year	309,781	361,850
Cash Balance - End of Year	$ 225,217	$ 309,781
Supplementary Information:		
Interest Paid	$ 0	$ 0
Income Taxes Paid	$ 0	$ 6,000

The accompanying notes to the financial statements are an integral part of these statements

EXHIBIT D

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN EQUITY CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Beginning Balance	$ 414,427	$ 387,251
Additions:		
Net Income for Period	5,340	27,176
Total	419,767	414,427
Deductions:		
None	0	0
Ending Balance - Equity Capital	$ 419,767	$ 414,427

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.

Notes to the Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the firm or Excel) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. Excel does not carry customer's accounts, nor holds securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates allowed for income tax purposes except that the firm does not use the first year write offs (Section 179) for financial reporting.

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

Certain securities held by the firm are carried at market values and gains or losses from these securities are reported on a mark-to-market basis.

2. CASH

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $25,000.

3. SECURITIES OWNED

Securities held by the firm at December 31, 2008 had a market value of $ 80,290. At December 31, 2007 the firm owned securities with a market value of $ 69,584.

4. REVENUE

The firm does not keep separate accounts for the classification of the commissions earned from security transactions, except for commissions earned from the sale of investment company shares. The classification used on Exhibit "B" is an approximation ascertained from an analysis made by management.

5. LEASE OBLIGATIONS

The firm leases its office space under a non-cancelable lease expiring in October 2012. Monthly lease payments are $ 3,344. Future minimum lease payments for the years 2009 through 2012 are scheduled to total $ 153,822.

6. INCOME TAXES

The firm's deferred tax liability amounted to $24,074 at December 31, 2008 ($27,680 at December 31, 2007). The deferred liability is due to differences in reporting for depreciation for financial purposes and reporting for income taxes.

7. RELATED PARTY TRANSACTIONS

Through December 31, 2008 the sole shareholder had made an interest free cash loan of $26,000.

ERNST J. RIEDL, CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT
ADDITIONAL INFORMATION

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My report on the examination of the basic financial statements of Excel Securities & Associates, Inc. for the years ended December 31, 2008 and 2007 appears on page 3. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Exhibits "E" through "H" has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2009

Ernst J Riedl

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Balance, Beginning of Period	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, End of Period	$ 0	$ 0

EXCEL SECURITIES & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Total Ownership Equity	$ 419,767	$ 414,427
Deduct, Ownership Equity Not Allowable for Net Capital	0	0
Total Ownership Equity Qualified For Net Capital	419,767	414,427
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0
Total Capital and Allowable Subordinated Liabilities	419,767	414,427
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	239,751	189,140
Securities and Investments not Readily Marketable	0	0
Total Non-Allowable Assets	239,751	189,140
Net Capital Before Haircuts on Security Positions	180,016	225,287
Haircuts on Proprietary Security Positions	12,044	10,438
Net Capital	$ 167,972	$ 214,849

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2008 UNAUDITED FORM X-17A-5 WITH AUDITED FINANCIAL STATEMENT

	Unaudited Per Form X 17A 5	Per Audit Report	Difference	Explanation
Total Ownership Equity	$ 442,715	$ 419,767	$ (22,948)	
Deduct, Ownership Equity Not Allowable for Net Capital	0	0	0	
Total Ownership Equity Qualified for Net Capital	442,715	419,767	(22,948)	(A) below
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0	0	
Total Capital and Subordinated Liabilities	442,715	419,767	(22,948)	
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	259,705	239,751	(19,954)	(B) below
Securities and Investments not Readily Marketable	0	0	0	
Total Non-Allowable Assets	259,705	239,751	(19,954)	
Net Capital Before Haircuts and Security Positions	183,010	180,016	(2,994)	Net effect
Haircuts on Proprietary Security Positions	12,044	12,044	0	
Net Capital	$ 170,966	$ 167,972	$ (2,994)	

Explanation of Auditor's Adjustments:

(A)	1) Increase in depreciation expense	$ (16,362)
	2) Provision for income taxes	(6,476)
	3) Reduction of deferred income taxes	3,786
	4) Additional prepaid expenses	2,593
	5) Addititional accrued expenses	(6,489)
	Total	$ (22,948)
(B)	1) Increase in depreciation expense	$ (16,362)
	2) Reduction of prepaid income taxes	(6,185)
	3) Additional prepaid expenses	2,593
	Total	$ (19,954)

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF UNAUDITED STATEMENT OF
FINANCIAL CONDITION AT DECEMBER 31, 2008
WITH AUDITED FINANCIAL STATEMENTS

	Per Form X 17A 5	Per Audit Report	Difference	Explanation
ASSETS				
Cash	$ 225,217	$ 225,217	$ 0	
Receivables from Brokers	40,000	40,000	0	
Receivable from Stockholder	26,000	26,000	0	
Other Securities	80,290	80,290	0	
Property, Furniture and Fixtures (Net)	178,588	162,226	(16,362)	(1)
Other Assets	55,117	51,525	(3,592)	(2) & (3)
Total	$ 605,212	$ 585,258	$ (19,954)	
LIABILITIES AND OWNERSHIP EQUITY				
Accounts Payable and Accrued Expenses	$ 134,637	$ 141,417	$ 6,780	(4)
Deferred Income Taxes	27,860	24,074	(3,786)	(5)
Total Liabilities	162,497	165,491	0 2,994	
Ownership Equity:				
Common Stock	105,823	105,823	0	
Additional Paid in Capital	91,600	91,600	0	
Retained Earnings	245,292	222,344	(22,948)	(6)
Total	442,715	419,767	(22,948)	Net Effect
Total	$ 605,212	$ 585,258	$ (19,954)	

(1) Additional depreciation	(16,362)
(2) Additonal prepaid expenses	2,593
(3) Decrease in prepaid income taxes	(6,185)
(4) Additional payables	(6,780)
(5) Reduction of deferred income taxes	3,786
(6) Reduction of net income for year	(22,948)

EXHIBIT J

ERNST J. RIEDL, CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd,
Suite 204
Rochester, New York 14623

My examination of the financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2008 did not disclose any material inadequacies that may exist or may have existed since the date of the previous audit of Excel Securities & Associates, Inc for the year ended December 31, 2007.

February 15, 2009

Ernst J Riedl

OATH OF AFFIRMATION

I, JOSEPH LANZISERA, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature ______________

Title: President

Notary ______________

ERNST J. RIEDL
Notary Public, State of NY
Wayne County
My Commission Expires
August 31, ~~19~~ 2011

ERNST J. RIEDL, CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My report dated February 15, 2009 on the audited statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2008 expressed an unqualified opinion on that statement. A reconciliation of the statement with the statement of financial condition submitted by Excel Securities & Associates, Inc. in its unaudited Focus Report, Form X-17a-5, did not disclose any material differences.

Likewise, my audited statement of the net capital of Excel Securities & Associates, Inc. as of December 31, 2008 did not materially differ from the unaudited statement of net capital reported by Excel Securities & Associates, Inc. on its Focus Report, Form X-17A-5.

Ernst J Riedl

February 15, 2009

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008